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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Williams Coal Seam Gas Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

969450 10 5

(CUSIP Number)

Brian K. Shore
One Williams Center
Tulsa, Oklahoma 74172
(918) 573-4201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D/A

CUSIP No. 969450 10 5

1.	Name of Reporting Person: The Williams Companies, Inc.		I.R.S. Identification Nos. of above persons (entities only): 73-0569878

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds*: OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 789,291*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 789,291*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 789,291 as trust units**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*: ☐

13.	Percent of Class Represented by Amount in Row (11): 8.14*%

14.	Type of Reporting Person (See Instructions): CO

* The 789,291 units of beneficial interest covered by this item were purchased by The Williams Companies, Inc. (“Williams”) upon exercise of its Call Option (as described below) and any subsequent sales to the public have been reported on Form 4.
** Beneficial ownership percentages set forth herein assume that there are 9,700,000 units of the Williams Coal Seam Gas Royalty Trust (the “Trust”) outstanding.
Introductory Note
     On August 30, 2000, Williams, a Delaware corporation, filed a Schedule 13D/A reporting that it had acquired shared voting power with respect to 3,568,791 units of beneficial interest (the “Subject Units”) in the Trust pursuant to a Nominee and Voting Rights Agreement, dated August 11, 2000, entered into by Williams and Quatro Finale IV, LLC (“Quatro”) (as amended by Amendment No. 1 dated November 8, 2001, the “Nominee and Voting Rights Agreement”). The Nominee and Voting Rights Agreement was entered into in connection with the sale of the Subject Units to Quatro pursuant to the Purchase and Sale Agreement dated August 11, 2000 between Williams and Quatro (as amended by Amendment No. 1 dated September 26, 2001, the “Purchase Agreement”). Also pursuant to the Purchase Agreement, Williams acquired a call option (the “Call Option”), to purchase, in one or more lots of 10,000 units, the Subject Units (as reported on Form 4 filed September 26, 2000) and Quatro acquired an option to require Williams to purchase the Subject Units (the “Put Option”). In December of 2001 and in January of 2002, Williams, through several exercises of its Call Option, purchased an aggregate of 260,000 of the Subject Units from Quatro (the “Trust Units”), changing only the form by which it beneficially owned a portion of the Subject Units from derivative securities to underlying securities. During December of 2001 and January of 2002 Williams also sold many of the Trust Units it had acquired pursuant to its Call Option in the public market under an effective registration statement on Form S-3 filed September 28, 2001.
     On January 4, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 3,308,791 Subject Units and sole voting and dispositive power of 85,600 Trust Units.
     On April 22, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 3,108,791 Subject Units and sole voting and dispositive power of 143,400 Trust Units.
     On September 4, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 3,008,791 Subject Units and sole voting and dispositive power of 60,000 Trust Units.
     On October 2, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 2,858,791 Subject Units and sole voting and dispositive power of 108,800 Trust Units.
     On November 20, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 2,708,791 Subject Units and sole voting and dispositive power of 150,000 Trust Units.
     On December 12, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 2,608,791 Subject Units and sole voting and dispositive power of 118,300 Trust Units.
     On January 8, 2003, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 2,608,791 Subject Units and sole voting and dispositive power of 4,000 Trust Units.
     On June 20, 2003, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 2,514,391 Trust Units.
     On July 10, 2003, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 2,411,791 Trust Units.
     On August 21, 2003, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 2,312,491 Trust Units.

     On September 18, 2003, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 2,207,291 Trust Units.
     On April 2, 2004, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 2,109,891 Trust Units.
     On August 19, 2004, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 2,007,391 Trust Units.
     On September 21, 2004, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 1,806,591 Trust Units.
     On October 5, 1004, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 1,682,591 Trust Units.
     On October 25, 2004, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 1,533,091 Trust Units.
     On December 16, 2004, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 1,326,691 Trust Units.
     On December 22, 2004, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 1,173,391 Trust Units.
     On March 24, 2005, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 926,591 Trust Units.
     The purpose of this Amendment No. 21 on Schedule 13D/A is to reflect the fact that Williams has sold underlying Trust Units that it acquired pursuant to exercises of its Call Option.
Item 1. Security and Issuer.
     This Amendment No. 21 on Schedule 13D/A (this “Amendment No.21”) relates to the Trust Units and is being filed by Williams. This Amendment No. 21 amends Items 3 and 5 of Amendment No. 20 on Schedule 13D/A filed on March 24, 2005.
Item 2. Identity and Background.
     No change.
Item 3. Source and Amount of Funds or Other Consideration.
     Williams acquired beneficial ownership of the Subject Units on August 11, 2000 in the form of a Call Option granted to it by Quatro pursuant to the Purchase Agreement. Williams was granted the Call Option by Quatro in exchange for the Put Option to Quatro under the Purchase Agreement. The Call Option was exercised at a stated strike price, which was subject to certain adjustments (including with respect to certain distributions, tax credits, adjustments thereto and accrued interest). Williams, through a series of exercises of its Call Option, acquired an aggregate of 3,568,791 Trust Units from December 2001 through June 2003. Williams funded the purchase of the Trust Units through general corporate funds.
     From March 17, 2005 to June 29, 2005, Williams sold an aggregate of 137,300 Trust Units in the public market through ordinary broker-dealer transactions pursuant to an effective registration statement filed on September 28, 2001 at the market price on the date of sale. The weighted average price received by Williams for the sale of the Trust Units was $16.4582.

Item 4. Purpose of Transaction
     No change.
Item 5. Interest in Securities of the Issuer.

(a)	There were 9,700,000 units of the Trust outstanding as of March 1, 2002. Williams is deemed to be the beneficial owner of 789,291 units, which are owned in the form of common units. The units constitute 8.14% of the issued and outstanding common units.

(b)	Sole power to vote or to direct the vote:	789,291
	Shared power to vote or to direct the vote:	0
	Sole power to dispose or to direct the disposition:	789,291
	Shared power to dispose or to direct the disposition:	0

(c)	There have been reportable transactions with respect to the Trust Units within the last 60 days by Williams, which have been reported on Form 4.

(d)	Williams has the right to receive distributions from, and proceeds from the sale of, the Trust Units reported in Item 9 of the cover page.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     No change.
Item 7. Material to be Filed as Exhibits
     None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 3, 2005

By:	/s/ Brian K. Shore
Name:	Brian K. Shore
Title:	Secretary